Exhibit 2(c)

                                  CREF BY-LAWS

                                  ARTICLE THREE

                                   Committees


            Section 1. Appointment. At each annual meeting of the board of trustees, the board shall appoint an executive committee, a finance committee, a nominating and personnel committee, an audit committee, a committee on reimbursement agreements with TIAA, a committee on products and services, and a committee on corporate governance and social responsibility, each member of which shall hold office until the close of the next annual meeting of the board and until a successor shall be appointed or until the member shall cease to be a trustee except that for the audit committee, the board may specify a different period of membership. The board of trustee, the executive committee, or the chairman may appoint such other committees and subcommittees of trustees as may from time to time be found necessary or appropriate for the proper conduct of the business of the corporation, and may designate the duties of such committees or subcommittees.